FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                           For the June, 2006


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:June 16, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              Notification to the Netherlands Authority for the
                            Financial Markets dated 15 June 2006

Exhibit 99







Reporting form for securities transactions in one's own issuing institution
                             (Article 47a Wte 1995)
Part I

1.       the name of the issuing institution                  : Unilever N.V.
2.       the name of the required reporting party             : Sandy Ogg

Type of security
3.       Type of security                                     :NV NY shares
         (shares, options, warrants, other)

4.       To be filled in if applicable:
-        Nominal value of the security                        : EUR 0.16
-        Type of option (call/put/employee option/other)      : not applicable
-        Exercise price                     : not applicable

Characteristics of the transactions indicated in questions 3 and 4 above
5.       date of the transaction                                 : 12 June 2006

6.       number of acquired securities by the transaction        : 649 NY shares
         and matching shares and on restricked stock shares)      (as result of
                                                                  dividend
                                                                  reinvestment
                                                                  for bonus

     7.  number of securities sold by the transaction           : not applicable

     8.  price of the securities                                : $ 21.2750
                                                                   (average)

     9.  Open/close (in the case of options)                    : not applicable

10.      Location of the performance of the transactions (if the transaction
         occurred via a regulated market)                       : New York Stock
                                                                  Exchange


Part II
Reason for the notification: what is the relationship between the party who is obliged to notify and the issuing institution?

      Categories of parties obligated to make a notification

1     Any person who determines or contributes to the daily management
      of the institution;                                                    NO


2 Any person who supervises the management of the board of directors and the general affairs of the company and the entities connected with it; NO


3 Any person who holds a managerial position and by virtue of this position has the authority to make decisions regarding the future development and company prospects of the issuing institution and who regularly can have
      knowledge of insider information;                                     YES


4 Spouses, registered partners, or partners of the individual falling under categories 1 through 3, or other individuals who live together with the individual falling under categories 1 through 3 in a comparable
      manner;                                                                NO


5 Children of the individual falling under categories 1 through 3 who fall under their authority or are under guardianship for which this individual
      is named as guardian;                                                  NO


6 Other blood relations that related persons of the individual falling under categories 1 through 3 which on the date of the transaction concerned, had lived at least one year in the same household with this individual;NO


7     Corporations, trusts as defined in Article    i) by which the manager   NO
      1, section c, of the Wet toezicht             rests responsibility upon
      trustkantoren of personenvennootschappen:     an individual as described
                                                    under 1 through 6;

                                                    ii) that is under the    NO
                                                    control of an individual as
                                                    described under 1 through 6;

                                                    iii) that is set up for  NO
                                                    the advantage of an
                                                    individual as described
                                                    under 1 through 6;

                                                    iv) in which the         NO
                                                    economic interest is
                                                    actually equivalent to an
                                                    individual as
                                                    described under 1 through 6.

Is the notification by the obligated party delivered through a representative chosen by the issuing institution?: YES

If YES, the name and the function of this person   : W.G.M. Mulders on behalf of
                                                     J.A.A. van der Bijl

Information of the obligated party (the information hereunder will not be recorded in the register)

 Address                                                   : Unilever NV
                                                           Corporate Secretaries
                                                           Department

Postal code, city, province, country                       : PO Box 760 3000
                                                           DK Rotterdam

Telephone number of obligated party or contact person      : +31 10 217 4094

I hereby certify that the foregoing information is true to the best of my knowledge:

Name                                                       : W.G.M. Mulders
Date and city                                              : 15 June 2006,
                                                             Rotterdam
Signature

  Reporting form for securities transactions in one's own issuing institution
                           (Article 47a Wte 1995)
Part I

1.       the name of the issuing institution                  : Unilever N.V.
2.       the name of the required reporting party             : John Rice

Type of security
3.       Type of security                                     : NV NY shares
         (shares, options, warrants, other)

4.       To be filled in if applicable:
-        Nominal value of the security                        : EUR 0.16
-        Type of option (call/put/employee option/other)      : not applicable
-        Exercise price                                       : not applicable

Characteristics of the transactions indicated in questions 3 and 4 above
5.       date of the transaction                              : 12 June 2006

6.       number of acquired securities by the transaction     : 503 NY shares
         for bonus and matching shares)                        (as result of
                                                               dividend
                                                               reinvestment

     7.  number of securities sold by the transaction         : not applicable

     8.  price of the securities                              : $21.275(average)

     9.  Open/close (in the case of options)                  : not applicable

10. Location of the performance of the transactions (if the transaction occurred via a regulated market) York Stock Exchange : New


Part II

Reason for the notification: what is the relationship between the party who is obliged to notify and the issuing institution?

  Categories of parties  obligated to make a  notification

1 Any  person who determines or contributes to the daily management of the    NO
  institution;

2 Any  person who  supervises  the  management  of the board of directors     NO
and the general affairs of the company and the entities  connected with it;

3 Any person who holds a  managerial  position and by virtue of this         YES
position has the   authority  to make  decisions  regarding  the future
development and company prospects of the issuing institution and who regularly can have knowledge of insider information;

4 Spouses,  registered  partners,  or partners of the individual falling     NO
under categories 1 through 3, or other individuals who live together with the individual falling under categories 1 through 3 in a comparable manner;


5 Children of the individual falling under categories 1 through 3 who fall   NO
  under their authority or are under guardianship for which this individual is named as guardian;

6 Other blood relations that related persons of the individual falling under NO categories 1 through 3 which on the date of the transaction concerned, had lived at least one year in the same household with this individual;

7     Corporations, trusts as defined in Article    i) by which the manager  NO
      1, section c, of the Wet toezicht             rests responsibility upon
      trustkantoren of personenvennootschappen:     an individual as described
                                                    under 1 through 6;

                                                    ii) that is under the    NO
                                                    control of an individual
                                                    as described under 1
                                                    through 6;

                                                    iii) that is set up for  NO
                                                    the advantage of an
                                                    individual as described
                                                    under 1 through 6;

                                                    iv) in which the         NO
                                                    economic interest is
                                                    actually equivalent to an
                                                    individual as described
                                                    under 1 through 6.

Is the notification by the obligated party delivered through a representative
chosen by the issuing institution?:                                         YES

If YES, the name and the function of this person   : W.G.M. Mulders on behalf of
                                                     J.A.A. van der Bijl

Information of the obligated party (the information hereunder will not be recorded in the register)

Address                                           : Unilever NV
                                                    Corporate Secretaries
                                                    Department

Postal code, city, province, country              : PO Box 760 3000 DK Rotterdam

Telephone number of obligated party or contact person         : +31 10 217 4094

I hereby certify that the foregoing information is true to the best of my knowledge:

Name                                              : W.G.M. Mulders

Date and city                                     : 15 June 2006, Rotterdam

Signature